January 17, 2017

Via EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Coca-Cola West Co., Ltd. Amendment No.1 to Draft Registration Statement on Form F-4 Submitted December 16, 2016 CIK No. 0001672908

Dear Mr. Reynolds,

At the request of Coca-Cola West Co., Ltd. (“CCW”), we are responding to the comment letter, dated December 30, 2016, from the Securities and Exchange Commission (the “Commission”) relating to Amendment No.1 to the Draft Registration Statement on Form F-4 (“Amendment No.1”) confidentially submitted on December 16, 2016. In conjunction with this letter, CCW is submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No.2”). For the Staff’s convenience, a marked copy of Amendment No. 2, showing changes from Amendment No.1, is being sent to the Staff.

The responses of CCW to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references in CCW’s responses relate to the marked copy of Amendment No. 2.

In addition to the amendments in response to the Staff’s comments, CCW has amended certain portions of the Draft Registration Statement to provide updates or clarifications. Such other amendments are also marked in the marked copy sent separately to the Staff.

CCW has not included as part of the submission of Amendment No. 2 all of the exhibits that are required to be included. CCW plans to include the other exhibits in a later amendment to the Draft Registration Statement or in public filings of the Form F-4.

The Share Exchange, page 35

Background of the Share Exchange, page 35

1.	We note the revised disclosure regarding multiple exchange ratio proposals in response to comment 4 and partially reissue the comment. Specifically, please quantify any material changes to the exchange ratios proposed by CCW and CCEJ throughout the negotiations. Also, please briefly outline the “revised terms” CCW proposed to CCEJ in its September 21st and 26th proposal.

In response to the Staff’s comment, CCW has revised the disclosure on pages 37-39.

Shareholders and Related Party Transactions, page 108

2.	We note your response and reissue comment 13. Specifically, please disclose the information required by Item 19(a)(5) of Form F-4.

Per our discussions with the Staff, we have made no further changes to the registration statement in relation to this comment.

Please do not hesitate to contact me by telephone at +81-3-5251-0203, by fax at +81-3-5251-1602 or by email at klebrun@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Kenneth J. Lebrun
Kenneth J. Lebrun
Shearman & Sterling LLP

cc: Tamio Yoshimatsu, Representative Director and President of CCW